EXHIBIT 99.1

Press Release

Suriname: Total Announces a Second Discovery in Block 58

Paris, April 2, 2020 – Total and Apache Corporation have made a second significant discovery with the Sapakara West-1 well on Block 58 offshore Suriname. It follows the previous discovery at Maka Central-1.

The well was drilled by a water depth of about 1,000 meters and encountered 79 meters net pay of high-quality light oil and gas condensate, in multiple stacked and good quality reservoirs in Upper Cretaceous Campanian and Santonian formations. Further testing will be carried out to appraise the resources and productivity of the reservoir.

“We are very pleased to announce this second discovery, following from the discovery of oil at Maka Central-1. The results are once again very encouraging and confirm our exploration strategy in this region,” said Kevin McLachlan, Senior Vice President Exploration at Total.

The Sapakara West-1 exploration well was drilled by Apache as operator with 50% working interest and with Total as the JV partner with 50% working interest. The next exploration well will be drilled on the Kwaskwasi prospect, with a fourth exploration well to be planned back-to-back on the Keskesi prospect. Total will become operator of the Block after the drilling of the 4th well.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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